UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

MODIVCARE INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

60783X104
(CUSIP Number)

Nelson Holm 301 Commerce Street, Suite 3200 Fort Worth, Texas 76102 (817) 332-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	60783X104

1	NAMES OF REPORTING PERSONS
Q GLOBAL CAPITAL MANAGEMENT, L.P. 26-4357778

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,967,098 (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,967,098 (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,967,098 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.77% (2) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 3.

(2)	Q Global Capital Management, L.P., has sole voting and dispositive power over the shares reported herein as the investment manager of Q5-R5 Trading, Ltd.

(3)
Calculated based on 14,283,664 shares of the Common Stock, par value $0.001 per share, of ModivCare, Inc. outstanding as of November 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

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Pursuant to Rule 13d-2(a) under the Act, this Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) amends certain items of the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on November 8, 2024, as amended by Amendment No. 1 dated December 9, 2024 (collectively, the “Schedule 13D”), relating to the shares of Common Stock, par value $0.001 per share, of ModivCare, Inc. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding at the end thereof the following:

On December 11, 12 and 13, 2024, the Reporting Person communicated with members of the Issuer’s board and representatives regarding the Reporting Person’s concerns previously described herein, including the Reporting Person’s concerns regarding management turnover at the Issuer, the Issuer’s poor communication with the financial community, and the board’s level of engagement and track record.  In connection with those discussions, the Reporting Person offered its view in a letter that the following changes would be beneficial for the Issuer and would support the creation of long-term shareholder value:

•	the Issuer should replace Mr. Shackelton as Chairman,

•	the Issuer needs four new directors (out of the eight total) who can offer a fresh perspective,

•	the Issuer should evaluate its financial leadership team, and

•	the Issuer should shorten its timeline on reviewing strategic alternatives for its businesses.

These discussions were productive.  On December 13, 2024, the Issuer announced that Mr. Shackelton and Mr. Samant resigned from the Issuer’s board, effective as of December 13, 2024.

The Reporting Person communicated to the Issuer that the Reporting Person was pleased with those resignations.  In response to those resignations, the Reporting Person delivered a letter to the Issuer on December 13, 2024.  In this letter, the Reporting Person communicated that 6 of the 8 directors (during whose tenure significant shareholder value was lost) remain on the board.  Accordingly, the Reporting Person intends to engage further with the Issuer to discuss the changes described above in light of the resignations, including potential additional changes to the Issuer’s board composition and governance.  The foregoing description of this letter does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is filed as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description

99.1	Letter to the Board of Directors, dated December 13, 2024

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2024
Dated

Q GLOBAL CAPITAL MANAGEMENT, L.P.

By: Q Global Advisors, LLC, its general partner

/s/ Nelson Holm
By: Nelson Holm, Assistant Secretary

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